UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Oxford Lane Capital Corp.

(Name of Issuer)

Preferred Stock

(Title of Class of Securities)

691543 300

691543 508

(CUSIP Number(s))

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 691543 300 691543 508	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Leroy Scott Frantz I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 649,372
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 649,372
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,372
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 10.23%
12.	TYPE OF REPORTING PERSON IN

*Reflects percentage of total cumulative term preferred shares outstanding.

CUSIP Nos.	Page 2 of 4 Pages
691543 300
691543 508

Item 1(a).	Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

Item 2(b).	Name of Person Filing:

Leroy Scott Frantz

Item 2(b).	Address of Principal Business Office:

Haebler Capital

8 Sound Shore Drive

Greenwich, CT  06830

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Cumulative Term Preferred Shares

Item 2(e).	CUSIP Number:

691543 300

691543 508

CUSIP Nos.	Page 3 of 4 Pages
691543 300
691543 508

Item 3.                    If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Leroy Scott Frantz (the “Reporting Person”) is the beneficial owner of an aggregate of 649,372* shares of cumulative term preferred shares, par $0.01 per share (the “Preferred Stock”), of Oxford Lane Capital Corp. (“OXLC”). The Preferred Stock of OXLC is comprised of two series: (i) Cumulative Term Preferred Shares, 7.50% Series 2023 Term Preferred Shares (the “Series 2023 Term Preferred Shares”); and (ii) Cumulative Term Preferred Shares, 6.75% Series 2024 Term Preferred Shares (the “Series 2024 Term Preferred Shares”). The Reporting Person owns 437,622 shares of the Series 2023 Term Preferred Shares and 211,750* shares of the Series 2024 Term Preferred Shares. Collectively, the Reporting Person’s beneficial ownership of 649,372* shares of Preferred Stock constitutes approximately 10.23% of OXLC’s outstanding shares of Preferred Stock, based upon 6,345,416 shares of Preferred Stock outstanding as of December 31, 2017. The Reporting Person owns directly, and has sole power to vote and dispose of all 649,372* shares of Preferred Stock.

* 11,750 shares of the 2024 Term Preferred Shares are held by the Trust under agreement dated 7/10/58 for the benefit of L. Scott Frantz. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

CUSIP Nos.	Page 4 of 4 Pages
691543 300
691543 508

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 24, 2018

By: /s/ Leroy Scott Frantz

Name: Leroy Scott Frantz